Exhibit 12.1

NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2007	2008	2009	2010	2011

Income from continuing operations before income tax	$510,496	$480,817	$572,204	$597,923	$569,385

Add:
Fixed charges	207,835	269,020	290,952	423,578	481,238
Amortization of capitalized interest	6,652	8,244	9,541	10,396	21,086

Less:
Interest capitalized	7,251	10,345	12,490	10,819	76,204
Equity in (losses) gains of unconsolidated affiliates	—	—	—	—	—
Losses attributable to minority interests	—	—	—	—	—
Earnings as adjusted	$717,732	$747,736	$860,207	$1,021,078	$995,505

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$160,642	$205,516	$223,476	$344,999	$322,111
Interest capitalized	7,251	10,345	12,490	10,819	76,204
Portion of rent expense representative of interest (30%)	39,942	53,159	54,986	67,760	82,923
Fixed charges	$207,835	$269,020	$290,952	$423,578	$481,238

Ratio of earnings to fixed charges	3.45	2.78	2.96	2.41	2.07